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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 1)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

                        UNITED STATES FILTER CORPORATION
                            (Name of Subject Company)

                                     VIVENDI
                              EAU ACQUISITION CORP.
                                    (Bidders)
                         ------------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                (AND ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    911843209
                      (CUSIP Number of Class of Securities)

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                                 MICHAEL AVENAS
                              EAU ACQUISITION CORP.
               C/O VIVENDI NORTH AMERICA MANAGEMENT SERVICES, INC.
                          800 THIRD AVENUE, 38TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 753-2000
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf Of Bidder)
                                   COPIES TO:

                              DANIEL A. NEFF, ESQ.
                             TREVOR S. NORWITZ, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000
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             This Amendment (the "Amendment") amends and supplements the Tender
Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on March 26, 1999 by Vivendi, a societe anonyme organized under the laws of France ("Parent"), and Eau Acquisition Corp. ("Purchaser"), a Delaware corporation and wholly-owned subsidiary of Parent, to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares") of United States Filter Corporation, a Delaware corporation (the "Company") and the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 27, 1998, between the Company and The Bank of New York, as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $31.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

             This Amendment also constitutes an amendment to the Statement on
Schedule 13D with respect to the beneficial ownership of Shares which has previously been filed by Parent and Purchaser.

      ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

      Item 3 of the Schedule 14D-1 is hereby amended and supplemented by the following disclosure:

            Reference is hereby made to the information set forth in Sections 8 ("Certain Information Concerning the Company") and 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase, which is incorporated herein by reference. In the course of the discussions between representatives of Parent and the Company, certain projections of future operating performance of the Company were furnished to Parent's representatives. These projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections, and are included in this Offer to Purchase only because they were provided to Parent. Neither Parent, nor the Purchaser, nor any of their advisors assumes any responsibility for the accuracy of these projections. While presented with numerical specificity, these projections are based upon a variety of assumptions (including, without limitation, disposition of assets currently held for sale and consummation of acquisitions of as yet unidentified companies in each of the years covered by the projections) relating to the businesses of the Company (on a stand alone basis) which may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. There can be no assurance that the projections will be realized, and actual results may vary materially from those shown.

            Set forth below is a summary of the material portions of the projections. These projections should be read together with the financial statements of the Company referred to herein.


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                        UNITED STATES FILTER CORPORATION
                                AND SUBSIDIARIES

                         PROJECTED FINANCIAL INFORMATION

                                  (IN MILLIONS)

                                              For the Year Ending March 31
                                           ------------------------------------
                                            1999      2000     2001       2002
                                           ------    ------   ------     ------
Revenues...............................  $4,870.9  $5,460.0  $6,138.1  $6,919.3
Operating Income.......................     478.4     562.6     679.2     866.0
Net Income.............................     245.0     298.2     388.3     520.6
EBITDA(1)..............................     640.8     725.0     841.6   1,028.4


(1) EBITDA is Operating Income (which equals Revenues decreased by Cost of Sales and by Selling, General and Administrative expenses), plus depreciation and amortization.

      ITEM 4.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Reference is hereby made to the information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

      Parent and Bayerische Landesbank Girozentrale, a credit institution subject to German law ("BLG"), have entered into a definitive credit agreement (the "BLG Credit Agreement") pursuant to which BLG has agreed to lend to Parent up to 13.2 billion French francs, or the equivalent amount in Euros or U.S. dollars based on an exchange rate specified in the Credit Agreement. The loan matures on October 29, 1999. Amounts can be drawn under the Credit Agreement with initial interest periods (each, an "Interest Period") of one, two or three months. The interest rate payable on amounts drawn equals (i) LIBOR for the applicable Interest Period plus 8 basis points, if amounts drawn are in U.S. dollars or (ii) EURIBOR for the applicable Interest Period plus 8 points, if amounts drawn are in Euros. The loan from BLG is unsecured. The foregoing description is qualified by reference to the full BLG Credit Agreement, an English language translation of which is attached as Exhibit (b)(1) and is incorporated herein by reference.

      Parent, a wholly-owned subsidiary of Parent ("Finance Sub") and Societe Generale have entered into a definitive bond issuance and underwriting agreement (the "SG Loan Agreement") pursuant to which Societe Generale will provide a
2.286 billion Euro loan for a period of six months following date on which funds are made available. Such borrowing will bear an interest rate equal to the 1-month EURIBOR rate plus 8 basis points, subject to adjustment at Finance Sub's option. The funds may be drawn by Finance Sub at any time after April 22, 1999, subject to the terms and conditions of the SG Loan Agreement. Finance Sub will reloan amounts borrowed under the SG Loan Agreement to Parent, and Parent will guarantee the obligations of Finance Sub under the SG Loan Agreement. The SG Loan Agreement is unsecured. The foregoing description is qualified by reference to the full SG Credit Agreement,


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an English language translation of which is attached as Exhibit (b)(2) and is incorporated herein by reference.

      On April 13, 1999, Parent announced that it would be launching an offering of its convertible bonds with an aggregate principal amount of 2.5 billion Euros. The bonds will mature in six years, have an interest rate of 1.5% and be convertible into shares of common stock of Parent or Vivendi Environment, a newly formed subsidiary that Parent expects will hold the Company and certain of its other utilities businesses. Parent expects to raise an additional 3.2 billion Euros through an equity offering of its shares which will follow the convertible bond offering. The proceeds of the convertible bond offering and the equity offering will be used to repay the BLG Credit Agreement and the SG Loan Agreement and to otherwise provide funding in connection with Parent's acquisition of the Company.

      ITEM 10.     ADDITIONAL INFORMATION

      (e) On March 29, l999, and April 6, l999, two additional complaints were filed in the Court of Chancery of the State of Delaware in and for New Castle County. They are captioned Lerner v. Quayle, et al.(the" Lerner complaint")(Case No.l7072 NC) and Gothelf v. Quayle, et al. (the "Gothelf complaint")(Case No. l7094 NC). The allegations made in the Lerner and Gothelf complaints, and the relief sought therein, are substantially identical to the contents of the complaint described in the Schedule 14D-1.

      (f) Reference is hereby made to the information set forth in Sections 1 ("Terms of the Offer"), 2 ("Acceptance for Payment and Payment") and 14 ("Certain Conditions of the Offer") of the Offer to Purchase. Each of Parent and the Purchaser acknowledge that all conditions to the Offer, other than receipt of government approvals, must be satisfied or waived prior to the Expiration Date.

      ITEM 11.     MATERIAL TO BE FILED AS EXHIBITS

      (b)(1) Credit Agreement between Parent and Bayerische Landesbank Girozentrale (English translation)

      (b)(2) Bond Issuance and Underwriting Agreement among Societe Generale, Parent and a wholly-owned subsidiary of Parent (English translation)





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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: April 15, 1999



                                     VIVENDI


                                     By: /s/ Jean-Marie Messier
                                        ---------------------------------
                                        Name:  Jean-Marie Messier
                                        Title: Chairman and Chief Executive
                                               Officer


                                     EAU ACQUISITION CORP.


                                     By: /s/ Jean-Marie Messier
                                        ---------------------------------
                                        Name:  Jean-Marie Messier
                                        Title: President




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                                  EXHIBIT INDEX


EXHIBIT
  NO.           DESCRIPTION
-------         -----------

(b)(1) Credit Agreement between Parent and Bayerische Landesbank Girozentrale (English translation)
(b)(2) Bond Issuance and Underwriting Agreement among Societe Generale, Parent and a wholly-owned subsidiary of Parent (English translation)